SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9


                Solicitation/Recommendation Statement Pursuant to
                       Section 14(d)(4) of the Securities
                              Exchange Act of 1934


                                 Giant Food Inc.
                            (Name of Subject Company)


                              The 1224 Corporation
                      (Name of Person(s) Filing Statement)


               Class A Common Stock (Non-Voting), $1.00 par value
                         (Title of Class of Securities)


                                    374478105
                      (Cusip Number of Class of Securities)


                              Samuel Kastner, Esq.
                           Ginsburg, Feldman and Bress
                          1250 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 637-9195
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)






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         This   Amendment   No.  2  amends  and   supplements   Item  9  of  the
Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 19, 1998, and as heretofore amended (the "Schedule 14D-9"), on behalf of The 1224 Corporation, a Delaware corporation ("1224"), relating to the tender offer by Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands (the "Purchaser"), to purchase for cash all of the outstanding shares of Class A Common Stock (Non-Voting), par value $1.00 per
share  (the  "Shares"),   of  Giant  Food  Inc.,  a  Delaware  corporation  (the
"Company"), at a price of $43.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal and Notice of Guaranteed Delivery (which, as may be amended and supplemented from time to time, collectively constitute the "Offer"). The Offer is being made pursuant to a Stock Purchase Agreement, dated as of May 19, 1998, between the Purchaser and 1224 (the "Stock Purchase Agreement"). All capitalized terms not defined herein are used as defined in the Schedule 14D-9.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         The information contained in Item 9 of the Schedule 14D-9 is hereby amended by adding the following Exhibits, copies of which are filed herewith:

Exhibit 4   --    Copy of the Stock Purchase Agreement dated as of May 27,
                  1998 among J Sainsbury plc, JS Mass. Securities Corp., and
                  Koninklijke Ahold N.V.
Exhibit 5   --    Confidentiality Agreement, as of February 2, 1998, between
                  Koninklijke Ahold
Exhibit 6   --    Exclusivity Agreement, dated April 27, 1998, between
                  Koninklijke Ahold N.V. and The 1224 Corporation



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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE 1224 CORPORATION

                                          By:     /s/ David W. Rutstein
                                          ------------------------------------
                                            David W. Rutstein
                                            Vice President

Dated: June 11, 1998



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